*	Confidential treatment has been requested for portions of this document. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as “*”. A complete version of this document has been filed separately with the Office of Freedom of Information and Privacy Act Operations of the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

May 22, 2006

VIA FEDERAL EXPRESS

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Assistant Director

100 F Street, NE

Washington, DC 20549

Dear Mr. Schwall:

*     *     *

Please do not hesitate to contact me at (415) 402-4689 if you have any questions or concerns.

Very truly yours,

BARCLAYS GLOBAL INVESTORS INTERNATIONAL INC.

By:	/s/ Michael A. Latham
Name:	Michael A. Latham
Title:	Director & Chief Financial Officer

cc:	David Yeres